FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated July 21, 2008 entitled, "CN reports Q2-2008 net income of C$459 million, or C$0.95 per diluted share, including deferred income tax recovery of C$0.05".

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q2-2008 net income of C$459 million,
or C$0.95 per diluted share, including deferred
income tax recovery of C$0.05

MONTREAL, July 21, 2008 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the second quarter and first half ended June 30, 2008.

Second-quarter 2008 results

•	Diluted earnings per share declined six per cent to C$0.95.
•	Net income declined 11 per cent to C$459 million.
•	Revenues increased four per cent to C$2,098 million.
•	Operating income declined 13 per cent to C$707 million, with the Company’s operating ratio rising by 6.3 points to 66.3 per cent.
•
The stronger Canadian dollar relative to the U.S. dollar, which affects the conversion of CN’s U.S. dollar-denominated revenues and expenses, reduced second-quarter 2008 net income by approximately C$25 million, or C$0.05 per diluted share.

CN’s second-quarter 2008 and 2007 results included deferred income tax recoveries of C$23 million (C$0.05 per diluted share) and C$30 million (C$0.06 per diluted share), respectively, as a result of continued reductions in corporate income tax rates in Canada.

E. Hunter Harrison, president and chief executive officer, said: “I am pleased with our second-quarter results given the challenges we faced during the period. Operations performed very well, and we saw revenue gains across most of our commodity groups, although the gains only partly helped to offset spiralling fuel costs that rose 60 per cent year over year to almost C$400 million.

“Despite the headwinds, we saw double-digit growth in intermodal revenues as a result of new container traffic over the Port of Prince Rupert and continued import strength at the Port of Vancouver, as well as higher volumes of commodities to support oil sands development in Alberta.

“CN continues to face economic uncertainties in the current environment, but we are still targeting diluted earnings per share growth in the mid-single-digit range for full-year 2008.” (1)

The four per cent increase in second-quarter 2008 revenues was largely attributable to freight rate increases, of which approximately two-thirds were due to a higher fuel surcharge, and increased volumes in specific commodity groups, including intermodal and metals and minerals. Partly offsetting these gains were the negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues and weakness in specific markets, particularly forest products and automotive.

Five of CN’s seven commodity groups registered revenues gains in the quarter, led by intermodal (14 per cent), coal (eight per cent), petroleum and chemicals (seven per cent), metals and minerals (six per cent), and grain and fertilizers (four per cent). Forest products revenues declined 14 per cent, and automotive revenues declined 13 per cent.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by the Company, declined by two per cent during the second quarter versus the comparable period of 2007.

Second-quarter 2008 total rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased four per cent, mainly due to freight rate increases that were partially offset by the translation impact of the stronger Canadian dollar.

Operating expenses for the quarter increased by 14 per cent to C$1,391 million, largely as a result of increases in fuel costs, purchased services and material, and casualty and other expenses, which were partly offset by the favorable translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower labor and fringe benefits expense.

First-half 2008 results

Net income for the first half of 2008 was C$770 million, or C$1.59 per diluted share, compared with net income of C$840 million, or C$1.63 per diluted share for the comparable period of 2007.

First-half 2008 net income included a deferred income tax recovery of C$23 million (C$0.05 per diluted share) owing to a reduction in provincial corporate income tax rates in Canada, as well as a deferred income tax recovery of C$11 million (C$0.02 per diluted share) resulting from net capital losses arising from the reorganization of a subsidiary.

First-half 2007 net income included a C$30 million (C$0.06 per diluted share) deferred income tax recovery owing to a reduction in the federal corporate income tax rate in Canada.

Operating income for the first half of 2008 declined 10 per cent to C$1,230 million, while the Company’s first-half 2008 operating ratio increased by 4.3 points to 69.4 per cent.

Revenues for the period increased two per cent to C$4,025 million, mainly due to freight rate increases, of which approximately two-thirds were due to a higher fuel surcharge, and increased volumes in specific commodity groups, including intermodal and metals and minerals. The increased volumes reflected the negative impact of a conductors’ strike in Canada on first-quarter 2007 volumes that was partly offset by the impact of difficult weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008.

Partly offsetting these factors were the negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues and weakness in specific markets, particularly forest products and automotive.

Revenue ton-miles for the first half of 2008 were relatively flat compared with the year-earlier period, while total rail freight revenue per revenue ton-mile increased one per cent.

First-half 2008 operating expenses increased nine per cent to C$2,795 million, largely owing to increases in fuel costs, purchased services and material, and casualty and other expenses. These factors were partly offset by the favorable translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower labor and fringe benefits expense.

CN estimates the conductors’ strike had a negative impact on first-quarter 2007 operating income and net income of approximately C$50 million and C$35 million (C$0.07 per diluted share), respectively.

The strengthening of the Canadian dollar relative to the U.S. dollar reduced first-half 2008 net income by approximately C$55 million, or C$0.11 per diluted share.

The financial results in this news release were determined on the basis of U.S. Generally Accepted Accounting Principles (U.S. GAAP).

(1) CN’s financial outlook for 2008 – diluted earnings per share (EPS) growth in the mid-single-digit range over 2007 adjusted diluted EPS of C$3.40 – is based on certain assumptions for the balance of 2008: a Canadian-U.S. dollar exchange rate at or around parity, a crude oil (West Texas Intermediate) price of around US$135 per barrel, and North American economic growth of approximately one per cent.

Forward-Looking Statements

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. In addition to the other assumptions contained in this release, the Company believes the U.S. economy is currently experiencing recessionary conditions, but assumes that it will recover within the next six to nine months, and that the global economy will grow at a moderate pace throughout this period. The Company cautions that these, as well as its other assumptions stated above, may not materialize. The Company’s results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports and Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
	(Unaudited)
Revenues	$2,098	$2,027	$4,025	$3,933

Operating expenses
Labor and fringe benefits	392	430	853	915
Purchased services and material	283	263	568	539
Fuel	399	249	709	468
Depreciation and amortization	176	168	351	339
Equipment rents	60	62	124	128
Casualty and other	81	44	190	172
Total operating expenses	1,391	1,216	2,795	2,561

Operating income	707	811	1,230	1,372

Interest expense	(87)	(85)	(173)	(173)

Other income	9	1	3	5

Income before income taxes	629	727	1,060	1,204

Income tax expense (Note 7)	(170)	(211)	(290)	(364)

Net income	$459	$516	$770	$840

Earnings per share (Note 8)
Basic	$0.96	$1.02	$1.61	$1.65

Diluted	$0.95	$1.01	$1.59	$1.63

Weighted-average number of shares
Basic	476.4	505.2	479.6	507.7

Diluted	482.0	512.3	485.3	515.1
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	June 30	December 31	June 30
	2008	2007	2007
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$161	$310	$241
Accounts receivable (Note 3)	843	370	425
Material and supplies	217	162	204
Deferred income taxes	67	68	73
Other	88	138	159
	1,376	1,048	1,102

Properties	20,864	20,413	20,401
Intangible and other assets	2,113	1,999	1,664

Total assets	$24,353	$23,460	$23,167

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,198	$1,282	$1,427
Current portion of long-term debt	85	254	366
Other	91	54	62
	1,374	1,590	1,855

Deferred income taxes (Note 7)	5,100	4,908	4,885
Other liabilities and deferred credits	1,381	1,422	1,443
Long-term debt (Note 3)	6,389	5,363	5,193

Shareholders' equity:
Common shares	4,208	4,283	4,417
Accumulated other comprehensive loss	(1)	(31)	(180)
Retained earnings	5,902	5,925	5,554
	10,109	10,177	9,791

Total liabilities and shareholders' equity	$24,353	$23,460	$23,167
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,241	$4,426	$4,283	$4,459
Stock options exercised and other	19	44	42	67
Share repurchase programs (Note 3)	(52)	(53)	(117)	(109)
Balance, end of period	$4,208	$4,417	$4,208	$4,417

Accumulated other comprehensive loss
Balance, beginning of period	$9	$(50)	$(31)	$(44)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(47)	(477)	140	(533)
Translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	41	391	(141)	438
Pension and other postretirement benefit plans (Note 5):
Amortization of net actuarial loss (gain) included in net periodic benefit cost	(1)	13	(2)	25
Amortization of prior service cost included in net periodic benefit cost	6	6	12	11
Other comprehensive income (loss) before income taxes	(1)	(67)	9	(59)
Income tax recovery (expense)	(9)	(63)	21	(77)
Other comprehensive income (loss)	(10)	(130)	30	(136)
Balance, end of period	$(1)	$(180)	$(1)	$(180)

Retained earnings
Balance, beginning of period	$5,823	$5,434	$5,925	$5,409
Adoption of new accounting pronouncements (2)	-	-	-	95

Restated balance, beginning of period	5,823	5,434	5,925	5,504
Net income	459	516	770	840
Share repurchase programs (Note 3)	(271)	(291)	(573)	(578)
Dividends	(109)	(105)	(220)	(212)
Balance, end of period	$5,902	$5,554	$5,902	$5,554
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and six months ended June 30, 2008, the Company issued 0.7 million and 1.5 million common shares, respectively, as a result of stock options exercised, and repurchased 6.0 million and 13.3 million common shares, respectively, under its 33.0 million share repurchase program. At June 30, 2008, the Company had 473.4 million common shares outstanding.

(2)
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” and early adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. The application of SFAS No. 158 on January 1, 2007 had the effect of decreasing Retained earnings by $3 million.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
	(Unaudited)
Operating activities
Net income	$459	$516	$770	$840
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	176	169	351	341
Deferred income taxes	89	43	114	50
Other changes in:
Accounts receivable	(233)	38	(468)	214
Material and supplies	(6)	(1)	(54)	(20)
Accounts payable and accrued charges	(58)	(4)	(126)	(406)
Other net current assets and liabilities	41	27	79	9
Other	(59)	(22)	(92)	1
Cash provided from operating activities	409	766	574	1,029

Investing activities
Property additions	(352)	(344)	(529)	(547)
Other, net	9	2	20	12
Cash used by investing activities	(343)	(342)	(509)	(535)

Financing activities
Issuance of long-term debt	1,597	1,050	2,652	1,484
Reduction of long-term debt	(1,418)	(904)	(1,998)	(1,049)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	16	41	34	59
Repurchase of common shares	(323)	(344)	(690)	(687)
Dividends paid	(109)	(105)	(220)	(212)
Cash used by financing activities	(237)	(262)	(222)	(405)

Effect of foreign exchange fluctuations on U.S. dollar-
denominated cash and cash equivalents	(2)	(27)	8	(27)
Net increase (decrease) in cash and cash equivalents	(173)	135	(149)	62

Cash and cash equivalents, beginning of period	334	106	310	179
Cash and cash equivalents, end of period	$161	$241	$161	$241

Supplemental cash flow information
Net cash receipts from customers and other	$1,886	$2,086	$3,634	$4,160
Net cash payments for:
Employee services, suppliers and other expenses	(1,215)	(1,017)	(2,554)	(2,254)
Interest	(90)	(73)	(190)	(187)
Workforce reductions	(6)	(7)	(12)	(16)
Personal injury and other claims	(18)	(26)	(44)	(46)
Pensions	(31)	(22)	(53)	(23)
Income taxes	(117)	(175)	(207)	(605)
Cash provided from operating activities	$409	$766	$574	$1,029
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2008, December 31, 2007, and June 30, 2007, and its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2008 and 2007.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2007 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million.  Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction. The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed.  The Company has requested that the STB establish time limits for it to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008.  If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Note 3 - Financing activities

Shelf prospectus and registration statement
In May 2008, the Company issued U.S.$325 million (Cdn$331 million) of 4.95% Notes due 2014 and U.S.$325 million (Cdn$331 million) of 5.55% Notes due 2018. The debt offering was made under the Company’s current shelf prospectus and registration statement.  Accordingly, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$1.85 billion.  The Company used the net proceeds of U.S.$643 million to repay a portion of its commercial paper outstanding, and to reduce its account receivable securitization program.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Revolving credit facility
As at June 30, 2008, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $179 million ($57 million as at December 31, 2007). The Company also had total borrowings under its commercial paper program of $345 million, of which $230 million was denominated in Canadian dollars and $115 million was denominated in U.S. dollars (U.S.$113 million). The weighted-average interest rate on these borrowings was 2.96%. As at December 31, 2007, total borrowings under the Company’s commercial paper program were $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

As at June 30, 2008, the Company had sold receivables that resulted in proceeds of $231 million under this program ($588 million at December 31, 2007), and recorded retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2007).  As at June 30, 2008, the servicing asset and liability were not significant.

Share repurchase programs
In the second quarter of 2008, under its 33.0 million share repurchase program, the Company repurchased 6.0 million common shares for $323 million, at a weighted-average price of $53.91 per share. As at June 30, 2008, the Company has ended this program, repurchasing a total of 31.0 million common shares since July 26, 2007, the inception of this program, for $1,588 million, at a weighted-average price of $51.22 per share.

On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

Note 4 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2007 Annual Consolidated Financial Statements. For the three and six months ended June 30, 2008, the Company recorded total compensation expense for awards under all plans of $6 million and $34 million, respectively, and $44 million and $73 million, respectively, for the same periods in 2007.  The total tax benefit recognized in income in relation to stock-based compensation expense for the three and six months ended June 30, 2008 was $3 million and $10 million, respectively, and $13 million and $21 million, respectively, for the same periods in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Cash settled awards
Following approval by the Board of Directors in January 2008, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period. As at June 30, 2008, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the activity for all cash settled awards in 2008:

	RSUs		Vision 2008 Share Unit Plan (Vision)		Voluntary Incentive Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2007	1.6	0.9	0.8	-	0.2	1.9
Granted	0.7	-	-	-	-	-
Forfeited	(0.1)	-	-	-	-	-
Vested during period	-	-	-	-	(0.1)	0.1
Payout	-	(0.9)	-	-	-	(0.2)
Conversion into VIDP	-	-	-	-	-	-
Outstanding at June 30, 2008	2.2	-	0.8	-	0.1	1.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					Vision (1)	VIDP (2)	Total
							2003
Year of grant	2008	2007	2006	2005	2004	2005	onwards

Stock-based compensation expense recognized over requisite service period
Six months ended June 30, 2008	$9	$-	$7	N/A	$2	$2	$6	$26
Six months ended June 30, 2007	N/A	$13	$12	$12	$3	$7	$19	$66

Liability outstanding
June 30, 2008	$9	$11	$36	N/A	$2	$10	$94	$162
December 31, 2007	N/A	$11	$29	$48	$4	$8	$95	$195

Fair value per unit
June 30, 2008	$29.63	$31.25	$41.63	N/A	$48.98	$15.90	$48.98	N/A

Fair value of awards vested during period
Six months ended June 30, 2008	$-	$-	$-	N/A	$-	$-	$2	$2
Six months ended June 30, 2007	N/A	$-	$-	$-	$5	$-	$3	$8

Nonvested awards at June 30, 2008
Unrecognized compensation cost	$10	$4	$4	N/A	$2	$2	$4	$26
Remaining recognition period (years)	2.50	1.50	0.50	N/A	0.50	0.50	3.50	N/A

Assumptions (3)
Stock price ($)	$48.98	$48.98	$48.98	N/A	$48.98	$48.98	$48.98	N/A
Expected stock price volatility (4)	22%	23%	26%	N/A	N/A	28%	N/A	N/A
Expected term (years) (5)	2.50	1.50	0.50	N/A	N/A	0.50	N/A	N/A
Risk-free interest rate (6)	3.31%	3.20%	2.96%	N/A	N/A	2.59%	N/A	N/A
Dividend rate ($) (7)	$0.92	$0.92	$0.92	N/A	N/A	$0.92	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at June 30, 2008.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2008, the Company granted 0.9 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant.  The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At June 30, 2008, 13.5 million common shares remained authorized for future issuances under this plan.  The total number of options outstanding at June 30, 2008, including conventional, performance and performance-accelerated options, was 10.5 million, 0.3 million and 3.3 million, respectively.

The following table provides the activity of stock option awards in 2008. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on June 30, 2008 at the Company’s closing stock price of $48.98.

	Options outstanding
	Number of options	Weighted-average exercise price	Weighted-average years to expiration	Aggregate intrinsic value
	In millions			In millions
Outstanding at December 31, 2007 (1)	14.7	$24.55
Granted	0.9	$48.51
Forfeited	-	$-
Exercised	(1.5)	$17.44
Outstanding at June 30, 2008 (1)	14.1	$27.01	4.7	$311
Exercisable at June 30, 2008 (1)	11.7	$23.09	3.9	$303

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2008	2007	2006	2005	Total
Stock-based compensation expense
recognized over requisite service period (1)
Six months ended June 30, 2008	$5	$1	$1	$1	$8
Six months ended June 30, 2007	N/A	$5	$1	$1	$7

Fair value per unit
At grant date ($)	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Six months ended June 30, 2008	$-	$3	$3	$3	$9
Six months ended June 30, 2007	N/A	$-	$4	$3	$7

Nonvested awards at June 30, 2008
Unrecognized compensation cost	$6	$3	$2	$2	$13
Remaining recognition period (years)	3.6	2.6	1.6	0.6	N/A

Assumptions (1)
Grant price ($)	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

Note 5 - Pensions and other postretirement benefits

For the three and six months ended June 30, 2008 and 2007, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

	Three months ended		Six months ended
	June 30		June 30
In millions	2008	2007	2008	2007
Service cost	$35	$38	$70	$76
Interest cost	200	185	400	371
Expected return on plan assets	(251)	(235)	(502)	(469)
Amortization of prior service cost	5	5	10	10
Recognized net actuarial loss	-	14	-	27
Net periodic benefit cost (income)	$(11)	$7	$(22)	$15

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Six months ended
	June 30		June 30
In millions	2008	2007	2008	2007
Service cost	$1	$1	$2	$2
Interest cost	4	3	8	7
Curtailment gain	(1)	-	(3)	(3)
Amortization of prior service cost	1	1	2	1
Recognized net actuarial gain	(1)	(1)	(2)	(2)
Net periodic benefit cost	$4	$4	$7	$5

In 2008, the Company expects to make total contributions of approximately $120 million for all its defined benefit plans, of which $53 million was disbursed as at June 30, 2008 and includes $22 million relating to the 2007 funding year.

Note 6 - Major commitments and contingencies

A. Commitments
As at June 30, 2008, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $863 million ($952 million at December 31, 2007).  The Company also has agreements with fuel suppliers to purchase approximately 88% of the estimated remaining 2008 volume, 66% of its anticipated 2009 volume, and 31% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including actions brought on behalf of various classes of claimants, and claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims, while an actuarial study is conducted on a semi-annual basis for non-occupational disease claims.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at June 30, 2008, the Company had aggregate reserves for personal injury and other claims of $450 million, of which $104 million was recorded as a current liability ($446 million, of which $102 million was recorded as a current liability at December 31, 2007). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

outcome with respect to actions outstanding or pending at June 30, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 23 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at June 30, 2008, the Company had aggregate accruals for environmental costs of $108 million, of which $28 million was recorded as a current liability ($111 million, of which $28 million was recorded as a current liability as at December 31, 2007).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2008 and 2019, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At June 30, 2008, the maximum exposure in respect of these guarantees was $139 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations.  As at June 30, 2008, the maximum potential liability under these guarantees was $485 million, of which $406 million was for workers’ compensation and other employee benefits and $79 million was for equipment under leases and other. During 2008, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

As at June 30, 2008, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2008 and 2010.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;

(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;

(c)	contracts for the sale of assets and securitization of accounts receivable;

(d)	contracts for the acquisition of services;

(e)	financing agreements;

(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;

(g)	transfer agent and registrar agreements in respect of the Company’s securities;

(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;

(j)	master agreements with financial institutions governing derivative transactions; and

(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded.  There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 – Income taxes

In 2008, the Company recorded a deferred income tax recovery of $34 million in the Consolidated Statement of Income, of which $23 million, recorded in the second quarter, was due to the enactment of lower provincial corporate income tax rates and $11 million, recorded in the first quarter, resulted from net capital losses arising from the reorganization of a subsidiary. In the second quarter of 2007, the Company recorded a deferred income tax recovery of $30 million in the Consolidated Statement of Income, due to the enactment of a lower federal corporate income tax rate in Canada.

Note 8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Six months ended
	June 30		June 30
In millions, except per share data	2008	2007	2008	2007

Net income	$459	$516	$770	$840

Weighted-average shares outstanding	476.4	505.2	479.6	507.7
Effect of stock options	5.6	7.1	5.7	7.4
Weighted-average diluted shares outstanding	482.0	512.3	485.3	515.1

Basic earnings per share	$0.96	$1.02	$1.61	$1.65
Diluted earnings per share	$0.95	$1.01	$1.59	$1.63

The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.1 million for both the three and six months ended June 30, 2008, and nil and 0.1 million, respectively, for the corresponding periods in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,876	1,848	3,636	3,602
Gross ton miles (GTM) (millions)	87,287	88,344	171,614	170,085
Revenue ton miles (RTM) (millions)	45,264	46,423	90,223	90,516
Carloads (thousands)	1,188	1,204	2,320	2,335
Route miles (includes Canada and the U.S.)	20,421	20,219	20,421	20,219
Employees (end of period)	23,147	22,757	23,147	22,757
Employees (average for the period)	22,953	22,494	22,795	21,986

Productivity

Operating ratio (%)	66.3	60.0	69.4	65.1
Rail freight revenue per RTM (cents)	4.14	3.98	4.03	3.98
Rail freight revenue per carload ($)	1,579	1,535	1,567	1,543
Operating expenses per GTM (cents)	1.59	1.38	1.63	1.51
Labor and fringe benefits expense per GTM (cents)	0.45	0.49	0.50	0.54
GTMs per average number of employees (thousands)	3,803	3,927	7,529	7,736
Diesel fuel consumed (U.S. gallons in millions)	96	98	195	194
Average fuel price ($/U.S. gallon)	3.82	2.30	3.41	2.24
GTMs per U.S. gallon of fuel consumed	909	901	880	877

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.2	1.6	1.6	1.6
Accident rate per million train miles (2)	2.7	1.7	2.7	2.2

Financial ratio

Debt to total capitalization ratio (% at end of period)	39.0	36.2	39.0	36.2

(1)	Includes data relating to companies acquired as of the date of acquisition.

(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30			Six months ended June 30
			Variance			Variance
	2008	2007	Fav (Unfav)	2008	2007	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	322	300	7%	641	603	6%
Metals and minerals	239	225	6%	444	423	5%
Forest products	357	414	(14%)	687	824	(17%)
Coal	107	99	8%	206	188	10%
Grain and fertilizers	334	322	4%	674	631	7%
Intermodal	393	346	14%	744	659	13%
Automotive	124	142	(13%)	240	274	(12%)
Other revenues	222	179	24%	389	331	18%
	2,098	2,027	4%	4,025	3,933	2%

Revenue ton miles (millions)
Petroleum and chemicals	7,970	8,049	(1%)	16,396	15,919	3%
Metals and minerals	4,740	4,263	11%	8,831	8,113	9%
Forest products	8,826	10,526	(16%)	17,284	20,631	(16%)
Coal	3,638	3,744	(3%)	7,030	6,844	3%
Grain and fertilizers	10,707	10,780	(1%)	22,536	21,568	4%
Intermodal	8,666	8,184	6%	16,755	15,775	6%
Automotive	717	877	(18%)	1,391	1,666	(17%)
	45,264	46,423	(2%)	90,223	90,516	-
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.14	3.98	4%	4.03	3.98	1%
Commodity groups:
Petroleum and chemicals	4.04	3.73	8%	3.91	3.79	3%
Metals and minerals	5.04	5.28	(5%)	5.03	5.21	(3%)
Forest products	4.04	3.93	3%	3.97	3.99	(1%)
Coal	2.94	2.64	11%	2.93	2.75	7%
Grain and fertilizers	3.12	2.99	4%	2.99	2.93	2%
Intermodal	4.53	4.23	7%	4.44	4.18	6%
Automotive	17.29	16.19	7%	17.25	16.45	5%

Carloads (thousands)
Petroleum and chemicals	140	149	(6%)	285	295	(3%)
Metals and minerals	272	261	4%	510	492	4%
Forest products	136	151	(10%)	263	303	(13%)
Coal	90	95	(5%)	177	185	(4%)
Grain and fertilizers	148	146	1%	299	287	4%
Intermodal	348	330	5%	675	635	6%
Automotive	54	72	(25%)	111	138	(20%)
	1,188	1,204	(1%)	2,320	2,335	(1%)

Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,579	1,535	3%	1,567	1,543	2%
Commodity groups:
Petroleum and chemicals	2,300	2,013	14%	2,249	2,044	10%
Metals and minerals	879	862	2%	871	860	1%
Forest products	2,625	2,742	(4%)	2,612	2,719	(4%)
Coal	1,189	1,042	14%	1,164	1,016	15%
Grain and fertilizers	2,257	2,205	2%	2,254	2,199	3%
Intermodal	1,129	1,048	8%	1,102	1,038	6%
Automotive	2,296	1,972	16%	2,162	1,986	9%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE - unaudited

Free cash flow
The Company generated $164 million and $225 million of free cash flow for the three and six months ended June 30, 2008, compared to $227 million and $51 million of free cash flow for the same periods in 2007. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

	Three months ended June 30		Six months ended June 30
In millions	2008	2007	2008	2007

Cash provided from operating activities	$409	$766	$574	$1,029
Cash used by investing activities	(343)	(342)	(509)	(535)
Cash provided before financing activities	66	424	65	494

Adjustments:
Change in accounts receivable securitization	209	(65)	372	(204)
Dividends paid	(109)	(105)	(220)	(212)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(2)	(27)	8	(27)
Free cash flow	$164	$227	$225	$51

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 22, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel